

Mail Stop 3720

September 15, 2017

Zachary L. Venegas
Chief Executive Officer
5300 DTC Parkway
Greenwood Village, CO 80111

> **Re:** **Helix TCS, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed April 17, 2017**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2017**
> **Filed August 21, 2017**
> **File No. 000-55722**

Dear Mr. Venegas:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended June 30, 2017

Condensed Consolidated Statement of Stockholders' Deficit, page 3

1. Please disclose the transaction that resulted in the reacquisition of convertible debt of $4,581,395. Tell us how you accounted for the reacquisition.

5. Business Combination, page 14

2. Tell us how you considered the guidance in Rules 8-04 of Regulation S-X in evaluating the significance of your acquisition of Security Grade Protective Services, LTD and whether you are required to include audited financial statements and pro forma information under Article 11 of Regulation S-X in a Form 8-K.

You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371 or Terry French, Accounting Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney Advisor, at (202) 551-3436 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications